                                                                Exhibit 3(ii)(b)

                         R. R. Donnelley & Sons Company
                              Amendment to By-Laws
                            Effective March 18, 1997


FURTHER RESOLVED, that subject to and upon the execution of the Employment Agreement by Davis and the delivery of the Employment Agreement to the Secretary of the Company, Section 3.2 of the Company's By-Laws be and hereby is amended to delete the first sentence thereof and substitute the following therefor:

      The number of Directors which shall constitute the whole Board shall be thirteen (13) of whom four (4) shall be Directors of the First Class, five
      (5) shall be Directors of the Second Class and four (4) shall be Directors of the Third Class.